Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue), 28th Floor

New York, New York 10019

February 3, 2017

VIA EDGAR

Mr. John Ganley

Mr. Chad Eskildsen

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Funds

Registration Statement on Form N-14 (File Nos.: 333-215450 and 811-08243)

Dear Messrs. Eskildsen and Ganley:

The following are responses by the Direxion Funds (the “Trust”) to the comments provided by the Staff by telephone to Stacy Fuller and Yoon Choo of K&L Gates LLP on January 31, 2017, regarding the Registration Statement filed on Form N-14 (the “Registration Statement”) to reorganize the Destra Dividend Total Return Fund (the “Acquired Fund”), a series of Destra Investment Trust (“Destra”), into the Direxion Hilton Tactical Income Fund (the “Acquiring Fund”), a series of the Trust, that was filed with the Securities and Exchange Commission (“SEC”) on January 6, 2017. Staff comments (in bold text) and the Trust’s responses (in plain text) are set forth below. The Trust believes that the responses below fully address all of the Staff’s comments. Defined terms used but not defined herein have the respective meanings assigned to them in the Registration Statement.

Accounting Comments

Questions and Answers (“Q&A”)

1.	In the Q&A section of the Registration Statement, in the Trust’s answer to the question “[w]ho is Paying the Costs of the Proposed Reorganization?” it states that “Hilton will pay the first $50,000 in costs associated with the Reorganization and Destra Capital will pay the remaining costs. Shareholders of the Acquired Fund will not bear any such costs.” The Pro Forma Financial Statements contained in the Registration Statement state that “Destra Capital and Hilton will bear the expenses of this transaction (i.e., the costs associated with preparing, printing and distributing the prospectus and proxy materials, legal and accounting fees in connection with the Reorganization, and expenses of holding the shareholders meeting). These expenses, which are not reflected in the unaudited pro forma combined statement of operations, are estimated at approximately $100,000.” Align the disclosure in both the Q&A section and the in the Pro Form Financial Statements so that in each case the total estimated reorganization expenses are disclosed, as well as the amounts to be paid by each party.

The Trust confirms the disclosure in the Q&A section and in the Pro Forma Financial Statements have been revised in accordance with the comment.

Proxy Statement/Prospectus – Fee Table and Expense Table Comparisons

2.	Confirm supplementally that the expense ratios (updated to reflect the Acquired Fund’s expense ratios set forth in its Prospectus dated February 1, 2017) are still current. Restate the expense ratios for the Acquired Fund if, since the Acquired Fund’s fiscal year end, there have been significant redemptions from the Acquired Fund that have caused the Acquired Fund’s expense ratios to increase materially.

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February 3, 2017

The Trust confirms that the Acquired Fund’s expense ratios have been updated to reflect the expense ratios set forth in the Acquired Fund’s Prospectus dated February 1, 2017. In addition, Destra has confirmed there have not been significant redemptions in the Acquired Fund that have caused its expense ratios to increase materially; therefore, the expense ratios do not need to be restated.

3.	Reformat the tables under Fee Table and Expense Table Comparisons to present the Acquired Fund’s and Acquiring Fund’s Class A shares information together, Class B shares information together, and Class I/Institutional Class shares information together.

The Trust confirms it has reformatted the tables accordingly.

Pro Forma Financial Statements – Schedule of Investments

4.	The Staff notes that, since its fiscal year end, the Acquired Fund has begun to align its investment portfolio with that of the Acquiring Fund. In the Pro Forma Financial Statements and in the Proxy Statement/Prospectus please disclose:

a.	the total value of assets sold to align the Acquired Fund’s portfolio to that of the Acquiring Fund;

b.	the total brokerage costs and average per share brokerage costs incurred in the alignment; and

c.	the total and per share capital gains to the Acquired Fund as a result of the alignment.

In the Schedule of Investments section of the Pro Forma Financial Statements: identify those Acquired Fund securities that were sold as a result of the alignment, and state in a footnote to the Schedule of Investments that all of the remaining Acquired Fund portfolio holdings are permissible holdings for the Acquiring Fund, or, if certain of the Acquired Fund’s remaining holdings are expected to be sold because they are not permissible holdings of the Acquiring Fund, identify those securities.

The Trust confirms it has made the requested revisions to the Pro Forma Financial Statements and added disclosure requested in the first part of the comment to the introductory paragraph under the Comparison of Principal Investment Strategies section of the Proxy Statement/Prospectus.

Pro Forma Financial Statements – Statement of Asset and Liabilities

5.	The Staff notes that Notes (a), (b) and (c) to the Pro Forma Statement of Assets and Liabilities seem to indicate that the Pro Forma balance sheet was calculated assuming the reorganization was consummated at the beginning of the period presented. Pro Forma adjustments related to the Pro Forma balance sheet should be calculated assuming that the reorganization was consummated at the end of the period presented. See Regulation S-X 11-02(b)(6) and revise accordingly.

The Trust confirms it has made appropriate revisions to the Pro Forma Statement of Assets and Liabilities.

Other Comments

Letter to Shareholders

6.	The Letter to Shareholders in the Registration Statement states that “[t]he Acquired Fund and the Acquiring Fund have investment objectives that are substantially similar.” The investment objective

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February 3, 2017

of the Acquired Fund is to seek long-term total return and current income while the Acquiring Fund’s investment objective is primarily to seek income, with a secondary objective of capital appreciation consistent with the preservation of capital. The Staff believes that the investment objectives of the two Funds are different enough that “substantially” should be deleted from the quoted sentence above. Please make this revision as well as conforming changes throughout the Proxy Statement/Prospectus as necessary.

The Trust confirms it has made the requested revisions.

7.	The Letter to Shareholders states that “[t]he Acquired Fund invests primarily in a diversified portfolio of income producing equity securities. The Acquiring Fund invests in income producing equity securities but also invests in fixed income investments.” The Acquired Fund invests at least 80% of its net assets in dividend-producing equity securities while the Acquiring Fund invests in fixed income investments and income-producing equity securities that include both dividend paying common stock and preferred stock. Please highlight these differences in the disclosure referenced above. Please also make conforming changes in the Questions and Answers section, and the Proxy Statement/Prospectus, as necessary.

The Trust confirms it has made the requested revisions.

Q&A

8.	The Q&A section states that Rafferty serves as the distributor to the Acquiring Fund. Elsewhere in the Proxy Statement/Prospectus, it is disclosed that “Destra Investments, in exchange for certain payments from Rafferty or its affiliates, provides marketing and sales services to the Acquiring Fund and will continue to provide these services to the Acquiring Fund after the Reorganization.” Please consider whether, based on the relationship between Rafferty and Destra Investments, Destra Investments should be disclosed as a principal underwriter of the Acquiring Fund.

The Trust does not believe that Destra Investments should be identified as an underwriter as defined in Section 2(a)(29) of the 1940 act for the Acquiring Fund. Destra Investments has not entered into an underwriting agreement with the Trust for the distribution of Acquiring Fund shares. Payments made to Destra Investments for marketing and sales services are made by Hilton or its affiliates and constitute permissible revenue sharing payments. Accordingly, the Trust respectfully declines the comment.

Payments to Destra Investments after the Reorganization

9.	Given the payments to Destra Investments described in Comment 8 above, and that Destra Capital does not intend to avail itself of the safe harbor provided by Section 15(f) of the Investment Company Act of 1940, please explain supplementally why such payments to Destra Investments after the Reorganization do not constitute a breach of fiduciary duty by Destra Capital to the Acquired Fund.

Destra Capital believes that the payments to Destra Investments following the Reorganization do not constitute a breach of fiduciary duty by Destra Capital to the Acquired Fund. Destra Investments is the underwriter for the Acquired Fund and provides marketing and sales service to that Fund. Destra Investments also provides marketing and sales services to the Acquiring Fund in exchange for payments by Hilton or its affiliates. Destra Investments will continue to provide these marketing and sales services to the Acquiring Fund after the Reorganization is consummated. As Destra Investments maintains relationships with many of the investors in the Acquired Fund, it is reasonable that Destra Investments be compensated to maintain those relationships on behalf of the Acquiring Fund after the Reorganization. Destra Capital is aware of no reason why services currently being provided by Destra Investments (and payment therefor) may not continue to be provided. Destra Capital further notes that payments to Destra Investments for its services to the Acquiring Fund are made, and will continue to be made, by Hilton or its affiliates, and not

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by the Acquired Fund or the Acquiring Fund. Finally, Destra Capital notes the total annual operating expenses for each share class of the Acquiring Fund are expected to be lower than the expenses of the corresponding share class of the Acquired Fund as of the most recent fiscal year end which benefits shareholders of the Acquired Fund.

Incorporation by Reference

11.	On the second page of the Proxy Statement/Prospectus, the Trust incorporates by reference the Trust’s Prospectus, dated December 29, 2016. Either confirm that the Trust’s Prospectus is being incorporated by reference to meet the requirements of Item 5 of Form N-14, or, if the disclosure in the Proxy Statement/Prospectus meets the requirements of Item 5, do not incorporate the Trust’s Prospectus by reference.

The Trust has removed the reference to incorporation by reference of the Trust’s Prospectus.

Proxy Statement/Prospectus – Fee Table and Expense Table Comparisons

12.	Please update the tables under Fee Table and Expense Table Comparisons to reflect the information in the Acquired Fund’s Prospectus dated February 1, 2017

The Trust confirms that the tables under Fee Table and Expense Table Comparisons have been updated to reflect the information presented in the Acquired Fund’s Prospectus dated February 1, 2017.

Proxy Statement/Prospectus – Performance

13.	Please provide performance information in the bar charts and the tables for both the Acquired Fund and the Acquiring Fund for the calendar year ended December 31, 2016.

The Trust confirms that the performance information in the bar charts and the tables have been updated for the calendar year ended December 31, 2016 for both the Acquired Fund and the Acquiring Fund.

Proxy Statement/Prospectus – Comparison of Investment Objectives

14.	The discussion under Comparison of Investment Objectives states that “[t]he Acquiring Fund has a substantially similar investment objective as that of the Acquired Fund.” See Comment 6 above.

The Trust confirms it has made the requested revisions.

Proxy Statement/Prospectus – Comparison of Principal Investment Strategies

15.	The discussion under Comparison of Principal Investment Strategies states that “[w]hile both Funds invest in income producing equity securities, the Acquired Fund invests least 80% of its net assets in dividend-producing equity securities, while the Acquiring Fund invests in both fixed income investments and income producing equity securities as its principal investment strategy.” See Comment 7 above.

The Trust confirms it has made the requested revisions.

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February 3, 2017

Comparison of Principal Risks

16.	The first paragraph under “Comparison of Principal Risks” is dense and difficult to read. Please revise this discussion using Plain English by, for example, reformatting the information as a bullet point comparison of the principal risks of the Acquired Fund and Acquiring Fund.

The Trust has revised this discussion accordingly.

17.	Please update the risk disclosure for the Acquired Fund to reflect the risk disclosure presented in the Acquired Fund’s Prospectus dated February 1, 2017.

The Trust has revised this disclosure accordingly.

Comparison of Fundamental Investment Restrictions

18.	Please clarify that the fundamental investment restrictions describe activities in which the Funds may not engage.

The Trust has revised the disclosure to clarify that the fundamental investment restrictions describe those activities in which each Fund may not engage.

Part C

19.	In Part C to the Registration Statement, please include an undertaking that the Acquiring Fund agrees to file an executed copy of the tax opinion as an amendment to the Registration Statement within a reasonable time after receipt of the opinion.

The Trust responds by noting that such an undertaking is presented under Item 17 Undertakings in Part C.

*        *        *         *

I trust that the above responses and accompanying revisions adequately address your comments. If you have any additional questions or require further information, please contact Stacy Fuller of K&L Gates LLP at (202) 778-9475.

Sincerely,

Direxion Funds

/s/ Eric W. Falkeis

Name:	Eric W. Falkeis
Title:	Principal Executive Officer

cc:	Stacy Fuller, K&L Gates LLP
Angela Brickl, Rafferty Asset Management LLC
Jane Hong Shissler, Destra Capital Advisors LLC